April 25, 2008

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA  19087
phone 484 583-1400

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File Number: 001-6028

Dear Mr. Rosenberg:

This letter is in response to your letter of April 15, 2008 concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2007.  Our reply refers to the specific comment in your letter.  In responding to your comment, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

The following is your comment and our response:

Form 10-K – December 31, 2007
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
5. Derivative Instruments
All Other Derivative Instruments
Call Options (based on S&P 500 Index), page 162

Comment:                                Your disclosure related to these call options seems to indicate that you record the fair value of the index option before it is actually purchased.  Please provide us your analysis of the applicable authoritative literature that supports this treatment or revise the disclosure to clarify your description of this investment strategy.

Response:                                In our disclosure of the call options (based on S&P Index) we included the following paragraph:

www.LFG.com

“We also calculate fair values of index options we may purchase in the future to hedge contract holder index allocations in the future reset periods. These fair values represent an estimate of the cost of the options we will purchase in the future, discounted back to the date of the Consolidated Balance Sheets, using current market indicators volatility and interest rates.  Changes in the fair values of these liabilities are included as a component of interest credited on our Consolidated Statements of Income.”

This paragraph does not relate to the call options that we have purchased relative to our indexed annuity product, but rather, it is a statement about the valuation of our indexed annuity liability.  Under Statement of Financial Accounting Standard 133, Implementation Issue No. B29, we are required to include in the computation of the liability for our indexed annuities an estimated amount for the options that we will be required to purchase in future reset periods as it is expected that the annuity will not lapse after the first reset period.

In future Form 10-K filings we will delete the paragraph related to the liability valuation as part of the discussion of the call options we actually purchase.  We will continue to make such disclosure in “Note 5 –Derivative Instruments – Types of Derivative Instruments and Derivative Strategies” similar to the disclosure set forth on page 158 of the 2007 Form 10-K.  This disclosure reads:

“We also distribute indexed annuity contracts. These contracts permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500 Index ®. Contract holders may elect to rebalance index options at renewal dates, either annually or biannually. At each renewal date, we have the opportunity to re-price the indexed component by establishing participation rates, subject to minimum guarantees. We purchase S&P 500 Index ® call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held impacts net investment income and generally offsets the change in value of the embedded derivative within the indexed annuity, which is recorded as a component of interest credited to contract holders. SFAS 133 requires that we calculate fair values of index options we may purchase in the future to hedge contract holder index allocations in future reset periods. These fair values represent an estimate of the cost of the options we will purchase in the future, discounted back to the date of the Consolidated Balance Sheet, using current market indicators of volatility and interest rates. Changes in the fair values of these liabilities are included in interest credited. The notional amounts of contract holder fund balances allocated to the equity-index options were $2.9 billion and $2.4 billion as of December 31, 2007 and 2006, respectively.”

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If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,
/s/ Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

Cc:           Frederick J. Crawford, Senior Vice President & Chief Financial Officer